Exhibit (a)(5)

Toyota Industries Corporation Commences Tender Offer to Acquire Cascade Corporation

November 2, 2012, Kariya, Japan – Toyota Industries Corporation (Tokyo Stock Exchange: 6201) (“TICO”) today announced that its indirect wholly owned subsidiary, Industrial Components and Attachments II, Inc., has commenced a cash tender offer for all outstanding common shares of Cascade Corporation (NYSE: CASC) (“Cascade”) for $65.00 per share. As previously announced, TICO and Cascade entered into a definitive merger agreement on October 22, 2012.

Upon the successful closing of the tender offer, shareholders of Cascade will receive $65.00 in cash for each common share of Cascade validly tendered and not properly withdrawn in the offer, without interest and less any required withholding taxes. Following the completion of the transaction, Cascade will become an indirect wholly owned subsidiary of TICO.

TICO is filing with the Securities and Exchange Commission (“SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, Cascade is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the unanimous recommendation of the Cascade Board of Directors that Cascade’s shareholders tender their shares into the tender offer.

In addition, Robert C. Warren, Jr. and Warren Holdings, LLC, a family-managed limited liability company, have entered into an agreement with TICO to support the transaction and to tender their shares in the tender offer that covers approximately 14% of Cascade’s outstanding shares.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on December 3, 2012, unless extended. The closing of the tender offer is conditioned upon satisfaction of customary closing conditions, including Cascade's shareholders tendering at least a majority of Cascade's outstanding common shares (on a fully diluted basis) and clearance by applicable regulatory authorities. The agreement also provides that the parties will effect, subject to customary conditions, a merger to be completed following the completion of the tender offer, which would result in all shares not tendered being converted into the right to receive the same price as is paid in the tender offer. The transaction is not subject to a financing condition.

Nomura Securities is serving as exclusive financial advisor to TICO and White & Case LLP is serving as legal advisor in connection with the transaction. BofA Merrill Lynch is serving as exclusive financial advisor to Cascade, and Miller Nash LLP is serving as Cascade's legal advisor.

Contacts

Toyota Industries Corporation:

TICO

Takashi Yoshida, Manager, PR Department

+81 ###-##-####

Brunswick Group

Sarah Lubman / Monika Driscoll

+1 (212) 333-3810

Cascade Corporation:

Joseph G. Pointer, Chief Financial Officer

+1 (503) 669-6300

About Toyota Industries Corporation

Toyota Industries Corporation is a leading transportation equipment company engaged primarily in the manufacture and sale of automobiles, materials handling equipment and textile machinery, as well as in the logistics business in Japan and internationally. Toyota Industries Corporation’s common stock is listed on the Tokyo Stock Exchange where it trades under the symbol “6201”. For more information about Toyota Industries Corporation, please visit www.toyota-industries.com.

About Cascade Corporation

Cascade Corporation is one of the world’s leading manufacturers of materials handling load engagement devices and related replacement parts, primarily for the lift truck industry and to a lesser extent, the construction industry. Cascade Corporation’s common stock is listed on the New York Stock Exchange where it trades under the symbol “CASC”. For more information about Cascade Corporation, please visit www.cascorp.com.

Additional Information

This release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. Toyota Industries Corporation will cause a new wholly owned subsidiary, Industrial Components and Attachments II, Inc., to file with the SEC a Tender Offer Statement on Schedule TO (including an offer to purchase, forms of letter of transmittal and related tender offer documents, which will be mailed to Cascade Corporation shareholders). Any offers to purchase or solicitations of offers to sell shares of Cascade Corporation Common Stock will be made only pursuant to such Tender Offer Statement. Investors and Cascade Corporation shareholders are strongly advised to read, before they make any decision with respect to the tender offer, the Tender Offer Statement and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Cascade Corporation with the SEC and mailed to its shareholders, when they become available, because they will contain important information about Toyota Industries Corporation, Cascade Corporation, the tender offer, including the various terms of, and conditions to, the tender offer, and other related matters. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the Tender Offer Statement and related tender offer documents (once they become available) may be obtained free of charge by directing a request to Toyota Industries Corporation, c/o MORROW & CO., LLC, 470 West Avenue, Stamford, Connecticut 06902 or by calling toll-free 800-662-5200 or emailing info@morrowco.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the proposed acquisition of Cascade Corporation by Toyota Industries Corporation, the anticipated timing of filings and approvals relating to the transaction, the expected timetable for commencing the tender offer and completing the transaction, expected long-term growth for the combined company, plans for geographic expansion in the global marketplace and any other statements about Toyota Industries Corporation or Cascade Corporation’s managements’ future expectations, beliefs, goals, plans or prospects. Any statements that are not statements of historical fact (including any statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered forward-looking statements. Readers are cautioned that all forward-looking statements are based on current expectations and involve risks and uncertainties and a number of factors could cause our actual results to differ materially from any results indicated in this release or in any other forward-looking statements made by us, or on our behalf. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, the possibility that certain conditions to the offer and the merger and to completion of the transactions will not be met, the possibility that competing offers may be made, conditions affecting the industries in which Toyota Industries Corporation or Cascade Corporation operate may change, Toyota Industries Corporation may not be able to successfully integrate Cascade Corporation’s operations and employees. The forward-looking statements contained in this release speak only as of the date on which they are made and, except as required by law, Toyota Industries Corporation expresses no intention or undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release and as a result, no undue reliance should be placed on these forward-looking statements.

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